THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

May 8, 2008

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   Nature of Beauty Ltd.
         Form S-1 Registration Statement
         File No. 333-149857

Dear Mr. Owings:

     In response to your letter of comments dated May 6, 2008, please be advised as follows:

Risk Factors

     1. Risk Factor No. 3 has been revised.

Business

     2. We believe your conclusions in paragraph no. 2 of your letter are without merit and accordingly, no revision has been made. The Company has adequate funds ($36,000.00) to acquire inventory. The Company believes it is poor business practice to acquire an inventory of product that may include items that may or may not be resold. The Company believes that it is good business practice to require PKF and AKS to hold the products and the Company to draw on the products as needed. Further, your conclusion that it is a violation of the distribution agreement if no customers agree to purchase the products the Company is selling is incorrect. There is no language in the agreement that reflects your conclusion. In fact the agreement clearly provides there are no minimum purchase requirements and that termination can only occur by a 40 day written notice by either party.

Securities and Exchange Commission
RE:   Nature of Beauty Ltd.
         Form S-1 Registration Statement
         File No. 333-149857
May 8, 2008

Selling Shareholders

     3. Footnote no. 1 has been revised as requested.

Other

     4. The financial statements have been updated and a new auditor’s consent has been provided. Further, the Company has reevaluated its expenses during the next twelve months and have adjusted them accordingly.

Yours truly,

THE LAW OFFICE OF CONRAD C. LYSIAK, P.S.

By:   CONRAD C. LYSIAK
        Conrad C. Lysiak